UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

46, avenue de la Grande Armée, 75017 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

In May 2024, Sanofi published the press releases attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 which are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release dated May 10, 2024: Sanofi and Novavax announce co-exclusive licensing agreement to co-commercialize COVID-19 vaccine and develop novel flu-COVID-19 combination vaccines

Exhibit 99.2	Press Release dated May 13, 2024: Sanofi adds over €1 billion for biomanufacturing to €2.5 billion already committed in major projects in France to support health sovereignty

Exhibit 99.3	Press Release dated May 20, 2024: Dupixent® late-breaking data from NOTUS confirmatory phase 3 COPD study presented at ATS and published in NEJM

Exhibit 99.4	Press Release dated May 21, 2024: Sanofi, Formation Bio and OpenAI announce first-in-class AI collaboration

Exhibit 99.5	Press Release dated May 27, 2024: Sarclisa accepted for FDA priority review for the treatment of transplant-ineligible newly diagnosed multiple myeloma

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 28, 2024	SANOFI

	By	/s/ Alexandra Roger
Name: Alexandra Roger
Title: Head of Legal Corporate & Finance

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